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                                                                    Exhibit 99.1


                                 HOLLINGER INC.
                          FURTHER CHANGES TO MANAGEMENT


        Toronto, Canada, December 1, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today the following further changes in its management:

        - Peter G. White, formerly Chief Operating Officer and Secretary of Hollinger, has been appointed as Vice President, Operations and continues as Secretary.

        - J.A. Boultbee, formerly Executive Vice President of Hollinger, no longer continues in that office.


        Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is a newspaper publisher whose assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.


Media contact:
Jim Badenhausen
646-805-2006


                              www.hollingerinc.com